E.D.

19005603

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8- 053586~~

8-53586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saints Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2020 Union Street
(No. and Street)

San Francisco	CA	94123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth B. Sawyer (415) 773-2080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Kenneth B. Sawyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saints Advisors, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of ____________________
County of ____________________
Subscribed and sworn to (or affirmed) before me on this ____ day of ____________,
_____ by
________________________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public ____________________

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

THERESA JANE BAKER
Notary Public - California
San Francisco County
Commission # 2205436
My Comm. Expires Jul 15, 2021

Subscribed and sworn to (or affirmed) before me on this 15th day of February, 2019, by
Date *Month* *Year*

(1) Kenneth Sawyer

(and (2) ______),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ **Document Date:** ______

Number of Pages: ______ **Signer(s) Other Than Named Above:** ______

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Saints Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Saints Advisors, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 15, 2019

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Saints Advisors, LLC

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	8,569
Prepaid expense		2,029
Fixed Assets, net		-
Total assets	$	10,598

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	584
Total liabilities		584
Member's equity		
Member's equity		10,014
Total member's equity		10,014
Total liabilities and member's equity	$	10,598

The accompanying notes are an integral part of these financial statements.

Saints Advisors, LLC
Statement of Operations
For the Year Ended December 31, 2018

Revenues	
Transaction fees, net of $872,500 in refunds	$ -
Interest income	116
Total revenues	116
Expenses	
Insurance	3,150
Professional fees	11,717
Other	3,608
Total expenses	18,475
Net loss before income tax provision	(18,359)
Income tax provision	800
Net loss	$ (19,159)

The accompanying notes are an integral part of these financial statements.

Saints Advisors, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2018

		Member's Equity
Balance at December 31, 2017	$	15,173
Capital Contribution		14,000
Net loss		(19,159)
Balance at December 31, 2018	$	10,014

The accompanying notes are an integral part of these financial statements.

Saints Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flow from operating activities:		
Net loss		$ (19,159)
Adjustments to reconcile net loss to net		
Cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid expense	$ 215	
Increase (decrease) in liabilities:		
Accounts Payable (decrease)	287	
Total adjustments		502
Net cash provided by (used in) operating activities		(18,657)
Net cash provided by (used in) financing activities		
Capital Contributions		14,000
Net increase (decrease) in cash		(4,657)
Cash at beginning of year		13,226
Cash at end of year		$ 8,569

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Income taxes	$ 800
Interest	$ -

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Saints Advisors, LLC (the "Company") was organized in the State of California on May 26, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is an investment banking advisory firm, providing a range of merger and acquisition solutions, corporate development and other consulting services to public and nonpublic companies in the technology industry.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Fixed assets are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

For the year ended December 31, 2018, the Company conducted no securities business and was only able to maintain operations via additional paid-in capital from its member. This inactivity has resulted in operating losses which bring into question the Company's ability to continue as a going concern. To provide needed liquidity, the member will continue to capitalize the Company to fund its continuing operations.

Note 2: FIXED ASSETS, NET

Fixed assets are recorded at cost net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Computers	$	22,500	5 Years
Accumulated depreciation		(22,500)	
Net		-	

Note 3: INCOME TAXES

As described in Note 1, the Company is treated as a disregarded entity for Federal income tax purposes, in accordance with single member limited liability company rules. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. However, the Company is subject to an annual tax of $800 and an LLC fee based on total income from all sources derived from or attributable to the state of California.

Franchise tax	$	800
Total income tax provision	$	800

The Company is required to file State of California income tax returns. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved.

Note 4: RELATED PARTY TRANSACTIONS

The Company and an affiliate, Saints Capital Services, LLC, share personnel, administrative expenses and office space. All costs incurred for such shared expenses are paid by the affiliate and reimbursed by the Company in accordance with an expense sharing agreement. These expenses are included in the statement of operations. For the year ended December 31, 2018, the Company paid $1,305 under this agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

In 2018, the Company received an aggregate of $872,500 of transaction fees in deals involving Saints Ventures II, L.P., and its affiliates. These transaction fees were refunded by the Company to Saints Ventures II, L.P., and its affiliates.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") updated the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue and by reducing the number of standards to which an entity has to refer. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The adoption of the new standard did not have a material impact on the Company's results of operations or financial position.

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019.

Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $7,985 which was $2,985 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($584) to net capital was 0.073 to 1, which is less than the 15 to 1 maximum allowed.

Saints Advisors, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital		
Total equity		$ 10,014
Less: Non-allowable assets		
Prepaid expense		(2,029)
Net capital before adjustments		7,985
Adjustments & undue concentration		-
Net capital		7,985
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 39	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 2,985
Ratio of aggregate indebtedness to net capital	0.073:1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

See report of independent registered public accounting firm

Saints Advisors, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

Saints Advisors, LLC. Report on
Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Saints Advisors, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Saints Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Saints Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Saints Advisors, LLC stated that Saints Advisors, LLC met the identified exemption provisions throughout the most recent year ended December 31, 2018, without exception. Saints Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saints Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 15, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

SAINTS™ 2020 Union Street San Francisco, CA 94123 (415) 773-2080 tel (415) 835-5970 fax www.saintscapital.com

Assertions Regarding Exemption Provisions

We, as members of management of Saints Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the most recent year ended December 31, 2018.

Saints Advisors, LLC

By:

Kenneth B. Sawyer, CEO
(Name and Title)

Saints Advisors, LLC.

Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2018